September 26, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GENOMIC HEALTH, INC.
Registration Statement on Form S-1 (File No. 333-126626)
Ladies and Gentlemen:
     As Representatives of the undersigned underwriters of the proposed public offering of up to 5,769,230 shares of Common Stock of Genomic Health, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on September 28, 2005, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 13, 2005, through the date hereof:
     Preliminary Prospectus dated September 13, 2005:
          12,955 copies to prospective Underwriters, institutional investors, dealers and others

     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, J.P. MORGAN SECURITIES INC. LEHMAN BROTHERS INC. PIPER JAFFRAY & CO. THOMAS WEISEL PARTNERS LLC JPM SECURITIES LLC

BY: J.P. MORGAN SECURITIES INC.
By:	/s/ Shelly Guyer
Name: Shelly Guyer
Title: Vice President

BY: LEHMAN BROTHERS INC.
By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President